NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 15, 2020, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 02, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between FGL Holdings and Fidelity National Financial, Inc. became effective on June 1, 2020. Each Warrant, exercisable for one Ordinary Share at an exercise price of $11.50 per share, was converted into the right to purchase and receive upon exercise thereof, upon the basis and upon the terms and conditions specified in such Company Warrant and in lieu of the FGL ordinary shares purchasable and receivable upon the exercise of the rights represented thereby, the merger consideration that the holder of such Company Warrant would have received if such holder had exercised such Company Warrant immediately prior to the first effective time. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 02, 2020.